SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2023 – September 30, 2023) filed with the Tokyo Stock Exchange on Wednesday, November 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : November 1, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2023 – September 30, 2023

November 1, 2023

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2023 to September 30, 2023

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2023

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2023	1,359,735	(0.4)%	164,035	8.7%	184,467	11.0%	128,100	4.7%
September 30, 2022	1,364,816	—	150,911	—	166,124	—	122,310	—

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥298,830 million for the six months ended September 30, 2023 (year-on-year change was a 9.9% decrease) and ¥331,731 million for the six months ended September 30, 2022.

*Note 1:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Although figures for the six months ended September 30, 2022 have been retrospectively restated, the year-on-year change rate has not been presented.

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2023	109.92	109.76
September 30, 2022	102.96	102.85

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2023	15,795,220	3,841,996	3,761,098	23.8%
March 31, 2023	15,289,385	3,614,322	3,543,607	23.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1,2021, using the modified retrospective transition approach.

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2023	—	42.80	—	42.80	85.60
March 31, 2024	—	42.80	—	—	—

March 31, 2024 (Est.)	—	—	—	51.20	94.00

3. Forecast for the Year Ending March 31, 2024 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2024	330,000	20.8%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,234,849,342 as of September 30, 2023, and 1,234,849,342 as of March 31, 2023.

2. The number of treasury stock was 73,850,720 as of September 30, 2023, and 61,742,607 as of March 31, 2023.

3. The average number of outstanding shares was 1,165,399,765 for the six months ended September 30, 2023, and 1,187,884,502 for the six months ended September 30, 2022.

The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares as of September 30, 2023, and 2,800,866 shares as of March 31, 2023) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2023 to September 30, 2023 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2023

		Six months ended September 30, 2022	Six months ended September 30, 2023	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,364,816	1,359,735	(5,081)	(0)%
Total Expenses	(millions of yen)	1,213,905	1,195,700	(18,205)	(1)%
Income before Income Taxes	(millions of yen)	166,124	184,467	18,343	11%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	122,310	128,100	5,790	5%
Earnings Per Share (Basic)	(yen)	102.96	109.92	6.96	7%
(Diluted)	(yen)	102.85	109.76	6.91	7%
ROE (Annualized) *1	(%)	7.1	7.0	(0.1)	—
ROA (Annualized) *2	(%)	1.68	1.65	(0.03)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

Overview of Business Performance (April 1, 2023 to September 30, 2023)

Total revenues for the six months ended September 30, 2023 (hereinafter, “the second consolidated period”) remained relatively flat at ¥1,359,735 million compared to ¥1,364,816 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate offset by increases in finance revenues, life insurance premiums and related investment income and services income.

Total expenses decreased 1% to ¥1,195,700 million compared to ¥1,213,905 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold offset by increases in interest expense and selling, general and administrative expenses.

Equity in net income of affiliates increased by ¥10,180 million to ¥16,804 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥4,961 million to ¥3,628 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the second consolidated period increased 11% to ¥184,467 million compared to ¥166,124 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 5% to ¥128,100 million compared to ¥122,310 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period increased 11% to ¥191,010 million compared to the same period of the previous fiscal year.

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the six months ended September 30, 2022 has been retrospectively restated.

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the second consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	36,917	40,266	3,349	9

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,514,070	1,523,394	9,324	1

Segment profits increased 9% to ¥40,266 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends.

Segment assets increased 1% to ¥1,523,394 million compared to the end of the previous fiscal year due to an increase in net investment in leases and an increase in investment in operating leases, despite a decrease in installment loans.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,949	26,867	7,918	42

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	935,027	1,004,443	69,416	7

Segment profits increased 42% to ¥26,867 million compared to the same period of the previous fiscal year due to an increase in services income and an increase in sales of goods and real estate.

Segment assets increased 7% to ¥1,004,443 million compared to the end of the previous fiscal year due to an increase in inventories.

PE Investment and Concession: Private equity investment; concession

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,011	9,674	5,663	141

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	605,471	808,757	203,286	34

Segment profits increased 141% to ¥9,674 million compared to the same period of the previous fiscal year due to an increase in equity in net income(loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 34% to ¥808,757 million compared to the end of the previous fiscal year due to an increase in investment in securities and an increase in installment loans.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	8,718	8,138	(580)	(7)

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	773,617	833,262	59,645	8

Segment profits decreased 7% to ¥8,138 million compared to the same period of the previous fiscal year due an increase in interest expense on investments in Elawan Energy S.L., despite a decrease in the loss in the electric power retailing business.

Segment assets increased 8% to ¥833,262 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	14,785	37,038	22,253	151

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,050,412	2,105,725	55,313	3

Segment profits increased 151% to ¥37,038 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs as a result of reduced payouts to policy holders compared to the same period of the previous fiscal year.

Segment assets increased 3% to ¥2,105,725 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	15,215	16,471	1,256	8

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,698,747	2,705,802	7,055	0

Segment profits increased 8% to ¥16,471 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in finance revenues, despite an increase in the provision for credit losses.

Segment assets totaled ¥2,705,802 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	10,649	10,415	(234)	(2)

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	742,890	907,147	164,257	22

Segment profits decreased 2% to ¥10,415 million compared to the same period of the previous fiscal year due to a decrease in operating leases revenues in our ship-related business resulting from the sale of owned vessels.

Segment assets increased 22% to ¥907,147 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in investment in affiliates resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	21,596	16,332	(5,264)	(24)

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,462,067	1,525,455	63,388	4

Segment profits decreased 24% to ¥16,332 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends, and the absence of gains on the sales of subsidiaries and affiliates due to the sale of certain investees recorded in the same period of the previous fiscal year, despite an increase in services income.

Segment assets increased 4% to ¥1,525,455 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in installment loans.

ORIX Europe: Asset management of global equity and fixed income

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	16,419	13,362	(3,057)	(19)

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	417,941	453,037	35,096	8

Segment profits decreased 19% to ¥13,362 million compared to the same period of the previous fiscal year due to an increase in interest expense on the investment in ORIX Corporation Europe N.V.

Segment assets increased 8% to ¥453,037 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2022 (millions of yen)	Six months ended September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	24,470	12,447	(12,023)	(49)

	As of March 31, 2023 (millions of yen)	As of September 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,395,096	1,569,913	174,817	13

Segment profits decreased 49% to ¥12,447 million compared to the same period of the previous fiscal year due to the absence of gains on the sales of subsidiaries and affiliates through the sale of certain investees recorded in the same period of the previous fiscal year and a decrease in equity in net income(loss) of affiliates.

Segment assets increased 13% to ¥1,569,913 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2023	As of September 30, 2023	Change
				Amount	Percent
Total Assets	(millions of yen)	15,289,385	15,795,220	505,835	3%
(Segment Assets)		12,595,338	13,436,935	841,597	7%
Total Liabilities	(millions of yen)	11,674,118	11,951,381	277,263	2%
(Short-term and Long-term Debt)		5,718,519	6,034,623	316,104	6%
(Deposits)		2,246,345	2,223,592	(22,753)	(1)%
Shareholders’ Equity *1	(millions of yen)	3,543,607	3,761,098	217,491	6%
Shareholders’ Equity Per Share *2	(yen)	3,027.93	3,247.37	219.44	7%

*Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
*Note 3:	LDTI has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

Total assets increased 3% to ¥15,795,220 million compared to the end of the previous fiscal year due to increases in net investment in leases, investment in operating leases, investment in securities and investments in affiliates despite a decrease in cash and cash equivalents. In addition, segment assets increased 7% to ¥13,436,935 million compared to the end of the previous fiscal year.

Total liabilities increased 2% to ¥11,951,381 million compared to the end of the previous fiscal year due to increases in short- and long-term debt despite decreases in trade notes, accounts and other payable and policy liabilities and policy account balances.

Shareholders’ equity increased 6% to ¥3,761,098 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2023	As of September 30, 2023
Cash and Cash Equivalents		1,231,860	915,107
Restricted Cash		135,048	139,123
Net Investment in Leases		1,087,563	1,165,789
Installment Loans		3,877,602	3,946,693
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
September 30, 2023	¥149,390 million
Allowance for Credit Losses		(64,723)	(69,046)
Investment in Operating Leases		1,537,178	1,723,328
Investment in Securities		2,940,858	3,187,963
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥22,874 million
September 30, 2023	¥26,848 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
September 30, 2023
Amortized Cost	¥2,709,258 million
Allowance for Credit Losses	¥(468) million
Property under Facility Operations		620,994	635,070
Investment in Affiliates		1,000,704	1,109,253
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥2,511 million
September 30, 2023	¥5,003 million
Trade Notes, Accounts and Other Receivable		441,803	373,780
Inventories		169,021	222,906
Office Facilities		253,649	252,669
Other Assets		2,057,828	2,192,585
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
September 30, 2023	¥3,670 million

Total Assets		15,289,385	15,795,220

Liabilities and Equity
Short-term Debt		508,796	586,379
Deposits		2,246,345	2,223,592
Trade Notes, Accounts and Other Payable		366,851	329,843
Policy Liabilities and Policy Account Balances		1,832,057	1,783,074
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
September 30, 2023	¥160,177 million
Current and Deferred Income Taxes		454,262	487,945
Long-term Debt		5,209,723	5,448,244
Other Liabilities		1,056,084	1,092,304

Total Liabilities		11,674,118	11,951,381

Redeemable Noncontrolling Interests		945	1,843

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,679
Retained Earnings		3,054,448	3,132,339
Accumulated Other Comprehensive Income		156,135	326,700
Treasury Stock, at Cost		(121,256)	(152,731)

Total ORIX Corporation Shareholders’ Equity		3,543,607	3,761,098
Noncontrolling Interests		70,715	80,898

Total Equity		3,614,322	3,841,996

Total Liabilities and Equity		15,289,385	15,795,220

Note 1:	Breakdown of Accumulated Other Comprehensive Income

	As of March 31, 2023	As of September 30, 2023
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(183,034)	(283,445)
Impact of changes in policy liability discount rate	164,516	275,092
Debt valuation adjustments	275	152
Defined benefit pension plans	(3,617)	(3,706)
Foreign currency translation adjustments	155,912	314,152
Net unrealized gains on derivative instruments	22,083	24,455

Total	156,135	326,700

Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2022	Six months ended September 30, 2023
Revenues :
Finance revenues	153,151	170,937
Gains (Losses) on investment securities and dividends	(746)	11,334
Operating leases	249,144	259,949
Life insurance premiums and related investment income	263,211	285,738
Sales of goods and real estate	265,020	173,800
Services income	435,036	457,977

Total Revenues	1,364,816	1,359,735

Expenses :
Interest expense	51,473	90,891
Costs of operating leases	164,841	176,894
Life insurance costs	220,715	222,097
Costs of goods and real estate sold	232,209	124,795
Services expense	267,774	267,177
Other (income) and expense	6,941	2,503
Selling, general and administrative expenses	267,954	302,265
Provision for credit losses	1,674	8,524
Write-downs of long-lived assets	253	538
Write-downs of securities	71	16

Total Expenses	1,213,905	1,195,700

Operating Income	150,911	164,035
Equity in Net Income (Loss) of Affiliates	6,624	16,804
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	8,589	3,628

Income before Income Taxes	166,124	184,467
Provision for Income Taxes	39,981	53,827

Net Income	126,143	130,640

Net Income Attributable to the Noncontrolling Interests	3,821	2,502

Net Income Attributable to the Redeemable Noncontrolling Interests	12	38

Net Income Attributable to ORIX Corporation Shareholders	122,310	128,100

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(millions of yen)

	Six months ended September 30, 2022	Six months ended September 30, 2023
Net Income :	126,143	130,640

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(143,867)	(100,412)
Impact of changes in policy liability discount rate	159,366	110,576
Net change of debt valuation adjustments	60	(123)
Net change of defined benefit pension plans	(316)	(89)
Net change of foreign currency translation adjustments	185,095	163,583
Net change of unrealized gains (losses) on derivative instruments	18,531	2,408
Total other comprehensive income	218,869	175,943

Comprehensive Income	345,012	306,583

Comprehensive Income Attributable to the Noncontrolling Interests	13,181	7,553

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	100	200

Comprehensive Income Attributable to ORIX Corporation Shareholders	331,731	298,830

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred policy acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred policy acquisition costs, these updates are applied to contracts in force as of the beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Upon adoption of these updates, the measurement method of the liability for future policy benefits, etc. have been changed. In addition, as of the transition date, the effect of the adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) on the consolidated balance sheet. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). The balance of deferred policy acquisition costs (included in other assets) immediately before the transition date were carried forward upon transition. As of and for the fiscal year ended March 31, 2022, the effect of the adoption of LDTI on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (included in other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,535 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, as of and for the fiscal year ended March 31, 2023, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (included in other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to update net insurance premium rates (resulting from variances between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Six Months ended September 30, 2022		Six Months ended September 30, 2023		March 31, 2023	September 30, 2023
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	211,427	36,917	220,247	40,266	1,514,070	1,523,394
Real Estate	190,487	18,949	219,293	26,867	935,027	1,004,443
PE Investment and Concession	250,873	4,011	172,980	9,674	605,471	808,757
Environment and Energy	110,914	8,718	81,972	8,138	773,617	833,262
Insurance	265,870	14,785	288,586	37,038	2,050,412	2,105,725
Banking and Credit	40,944	15,215	42,727	16,471	2,698,747	2,705,802
Aircraft and Ships	28,496	10,649	29,229	10,415	742,890	907,147
ORIX USA	79,932	21,596	88,089	16,332	1,462,067	1,525,455
ORIX Europe	89,836	16,419	104,059	13,362	417,941	453,037
Asia and Australia	92,434	24,470	105,238	12,447	1,395,096	1,569,913

Segment Total	1,361,213	171,729	1,352,420	191,010	12,595,338	13,436,935

Difference between Segment Total and Consolidated Amounts	3,603	(5,605)	7,315	(6,543)	2,694,047	2,358,285

Consolidated Amounts	1,364,816	166,124	1,359,735	184,467	15,289,385	15,795,220

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2023,segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the six months ended September 30, 2022 has been retrospectively restated.

Note 3:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.